SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2012

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated March 9, 2012, entitled "EXERCISE OF OPTIONS AND SALE OF SHARES".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 9, 2012   By: /s/ Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

NYSE trading symbol: DRD

("**DRDGOLD**")

EXERCISE OF OPTIONS AND SALE OF SHARES

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements ("Listings Requirements"), the following information regarding transactions by the company secretary of DRDGOLD is disclosed:

Name of company secretary:	Mr T Gwebu
Date of transaction:	7 March 2012
Nature of transaction:	Exercise of options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme and subsequent sale of shares
Class of securities:	Options in respect of DRDGOLD ordinary shares
Number of options exercised and strike price:	80 000 at R3.50 per share
Total value of transaction:	R280 000.00
Number of shares sold and Selling price:	80 000 at R5.80
Total value of sale:	R464 000.00

Date of transaction:	8 March 2012
Nature of transaction:	Exercise of options in terms of the Durban Roodepoort Deep (1996) Share Option Scheme and subsequent sale of shares
Class of securities:	Options in respect of DRDGOLD ordinary shares
Number of options exercised and strike price:	50 752 at R3.50 per share
Total value of transaction:	R177 632.00
Number of shares sold and Selling price:	50 752 at R5.80
Total value of sale:	R294 361.60

Nature of director's interest:	Direct beneficial
Exercise of options was completed off-market and sale of shares concluded on-market	

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chief Financial Officer of DRDGOLD. The above trades were completed outside of a closed period.

Roodepoort
9 March 2012

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